UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40533

Dingdong (Cayman) Limited

Building 1, 56 Fanchang Road

Shanghai, 201201

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Dingdong (Cayman) Limited Announces Fourth Quarter 2023 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

By:	/s/ Changlin Liang

Name:	Changlin Liang
Title:	Director and Chief Executive Officer

Date: March 1, 2024

Exhibit 99.1

Dingdong (Cayman) Limited Announces Fourth Quarter 2023 Financial Results

SHANGHAI, February 29, 2024 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the quarter ended December 31, 2023.

Fourth Quarter 2023 Highlights:

•	Non-GAAP net income for the fourth quarter of 2023 was RMB16.3 million (US$2.3 million), the fifth consecutive quarter of non-GAAP profitability.
•	GMV of Jiangsu and Zhejiang for the fourth quarter of 2023 increased by 3.6% despite the high base resulting from the pandemic in the same quarter of 2022.
•

Our private label products exceeded 20% of total GMV for the first time in the fourth quarter, up 3.1 percentage points compared with the same quarter last year. Among them, the non-fresh private label products accounted for 34.3% of total non-fresh GMV, up 7.7 percentage points compared to the same quarter of 2022.

•	Net cash provided by operating activities for the fourth quarter of 2023 was RMB119.8 million (US$ 16.9 million), demonstrating the resilience of our business after COVID-19.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated, “In the fourth quarter, we recorded non-GAAP basis net income of RMB16.3 million, with a net profit margin of 0.3% on a non-GAAP basis. More importantly, we achieved non-GAAP profitability for the fifth consecutive quarter and for the full year for the first time which I believe reflects the strength of our long-term development strategy of "efficiency first, with due consideration of scale". We made significant progress at the operational level during 2023, despite the lingering effects of the pandemic and the operational adjustments we undertook. Going forward, we are confident that our GMV will regain growth momentum in 2024, and are confident that we will be able to maintain non-GAAP profitability once again. Even after factoring in the costs and expenses incurred by staying open during the Chinese New Year holiday, we expect to be profitable on a non-GAAP basis during the first quarter of 2024. Maintaining profitability in the current environment highlights the viability of our business model and provides us with additional resources to fuel our future development.”

Mr. Song Wang, Chief Financial Officer of Dingdong, stated, “Our efforts to improve the financial performance of the company has paid off, and we are proud to have moved from a non-GAAP annual loss margin of 30.4% in 2021 to a non-GAAP annual profit margin of 0.2% in 2023. It has taken us two years of hard work to reach this point, but we are pleased with the progress we have made and eagerly look forward to building upon this milestone. Additionally, we once again achieved net operating cash inflow in this quarter. At the end of 2023, our cash and cash equivalent, restricted cash and short-term investment after deducting the balance of short-term borrowings was 2.01 billion RMB, a net increase for the second consecutive quarter. For 2024, our primary focus will be to maintain our high-quality services and deliver products that offer the best cost-effectiveness and quality ratio to our valued customers. Furthermore, we will take advantage of our comprehensive supply chain and system capabilities to improve our operational efficiency and drive profitability.”

Fourth Quarter 2023 Financial Results

Total revenues were RMB4,993.5 million (US$703.3 million) compared with total revenues of RMB6,200.6 million in the same quarter of 2022, primarily due to withdrawal from a number of cities and stations in the second quarter of this year. It was also caused by the high base effect during the same quarter of 2022 when more Covid infections drove a surge in order volumes.

•	Product Revenues were RMB4,922.4 million (US$693.3 million) compared with product revenues of RMB6,138.0 million in the same quarter of 2022.

Exhibit 99.1

•

Service Revenues were RMB71.0 million (US$10.0 million) compared with service revenues of RMB62.7 million in the same quarter of 2022, primarily driven by the increase of customers subscribing to Dingdong's membership program.

Total operating costs and expenses were RMB5,029.8 million (US$708.4 million), a decrease of 18.3% from RMB6,154.5 million in the same quarter of 2022, with a detailed breakdown as below:

•

Cost of goods sold was RMB3,467.8 million (US$488.4 million), a decrease of 16.7% from RMB4,162.0 million in the same quarter of 2022. Cost of goods sold as a percentage of revenues increased to 69.4% from 67.1% in the same quarter of 2022. Gross margin increased slightly to 30.6% from 30.4% in the third quarter of 2023.

•

Fulfillment expenses were RMB1,179.1 million (US$166.1 million), a decrease of 21.1% from RMB1,493.6 million in the same quarter of 2022. Fulfillment expenses as a percentage of total revenues decreased to 23.6% from 24.1% in the same quarter of 2022. This was mainly due to the improved efficiency of regional processing centers and also the frontline employees.

•

Sales and marketing expenses were RMB97.8 million (US$13.8 million), an increase of 7.3% from RMB91.1 million in the same quarter of 2022. Sales and marketing expenses as a percentage of total revenues increased slightly to 2.0% from 1.9% in the third quarter of 2023.

•

General and administrative expenses were RMB93.9 million (US$13.2 million), a decrease of 36.9% from RMB148.8 million in the same quarter of 2022, mainly due to lower professional service fees and share-based compensation expenses.

•

Product development expenses were RMB191.2 million (US$26.9 million), a decrease of 26.2% from RMB259.0 million in the same quarter of 2022, primarily due to our improved R&D human resources efficiency. While advocating for energy and resource saving, we will continue to invest in our product development capabilities, agricultural technology, data algorithms, and other technology infrastructure, to further enhance our competitiveness.

Loss from operations was RMB21.9 million (US$3.1 million), compared with operating income of RMB52.5 million in the same quarter of 2022.

Net loss was RMB4.4 million (US$0.6 million), compared with net income of RMB49.9 million in the same quarter of 2022.

Non-GAAP net income, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB16.3 million (US$2.3 million), compared with non-GAAP net income of RMB115.8 million in the same quarter of 2022. In addition, non-GAAP net income margin, which is the Company’s non-GAAP net income as a percentage of total revenues, was 0.3% compared with 1.9% in the same quarter of 2022.

Basic and diluted net loss per share were RMB0.02 (US$0.00), compared with net income per share of RMB0.15 basic in the same quarter of 2022. Non-GAAP net income per share, basic and diluted, was RMB0.04 (US$0.01), compared with RMB0.35 in the same quarter of 2022.

Cash and cash equivalents and short-term investments were RMB5,309.2 million (US$747.8 million) as of December 31, 2023, compared with RMB6,493.0 million as of December 31, 2022.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Thursday, February 29, 2024 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

Exhibit 99.1

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	6141270

The replay will be accessible through March 7, 2024 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code:	7472833

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.100.me.

About Dingdong (Cayman) Limited

We are a leading fresh grocery e-commerce company in China, with sustainable long-term growth. We directly provide users and households with fresh produce, prepared food, and other food products through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers’ evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net income, non-GAAP net income margin, non-GAAP net income attributable to ordinary shareholders and non-GAAP net income per share, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exhibit 99.1

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the fresh grocery ecommerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,856,187	1,209,225	170,316
Restricted cash	2,763	480	68
Short-term investments	4,636,774	4,099,977	577,470
Accounts receivable, net	141,468	107,879	15,194
Inventories, net	604,884	471,872	66,462
Advance to suppliers	83,835	73,732	10,385
Prepayments and other current assets	170,336	187,486	26,406
Total current assets	7,496,247	6,150,651	866,301

Non-current assets:
Property and equipment, net	314,980	189,084	26,632
Operating lease right-of-use assets	1,425,117	1,262,134	177,768
Other non-current assets	145,563	96,687	13,618
Total non-current assets	1,885,660	1,547,905	218,018

TOTAL ASSETS	9,381,907	7,698,556	1,084,319

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	1,886,689	1,422,183	200,310
Customer advances and deferred revenue	253,010	240,280	33,843
Accrued expenses and other current liabilities	810,963	656,408	92,453
Salary and welfare payable	329,104	233,073	32,828
Operating lease liabilities, current	693,496	653,529	92,048
Short-term borrowings	4,237,978	3,300,214	464,825
Total current liabilities	8,211,240	6,505,687	916,307

Non-current liabilities:
Operating lease liabilities, non-current	678,000	568,039	80,007
Other non-current liabilities	75,000	126,206	17,775
Total non-current liabilities	753,000	694,245	97,782

Exhibit 99.1

TOTAL LIABILITIES	8,964,240	7,199,932	1,014,089

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (CONTINUED)
Mezzanine Equity:
Redeemable noncontrolling interests	107,490	116,090	16,351

TOTAL MEZZANINE EQUITY	107,490	116,090	16,351

Shareholders' equity:
Ordinary shares	4	4	1
Additional paid-in capital	13,922,811	14,061,991	1,980,590
Treasury stock	(20,666)	(20,666)	(2,911)
Accumulated deficit	(13,580,086)	(13,679,964)	(1,926,783)
Accumulated other comprehensive (loss)/income	(11,886)	21,169	2,982

TOTAL SHAREHOLDERS' EQUITY	310,177	382,534	53,879

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	9,381,907	7,698,556	1,084,319

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	6,137,968	4,922,419	693,308
Service revenues	62,676	71,035	10,005

Total revenues	6,200,644	4,993,454	703,313

Operating costs and expenses:
Cost of goods sold	(4,161,982)	(3,467,818)	(488,432)
Fulfillment expenses	(1,493,644)	(1,179,149)	(166,080)
Sales and marketing expenses	(91,135)	(97,753)	(13,768)
Product development expenses	(258,974)	(191,218)	(26,932)
General and administrative expenses	(148,784)	(93,850)	(13,219)

Total operating costs and expenses	(6,154,519)	(5,029,788)	(708,431)

Other operating income, net	6,417	14,452	2,036
Income / (Loss) from operations	52,542	(21,882)	(3,082)
Interest income	33,085	42,292	5,957
Interest expenses	(35,514)	(21,241)	(2,992)
Other expenses, net	(236)	(724)	(102)

Income / (Loss) before income tax	49,877	(1,555)	(219)

Income tax expenses	—	(2,833)	(399)

Net income / (loss)	49,877	(4,388)	(618)

Accretion of redeemable noncontrolling interests	(2,065)	(2,230)	(314)

Net income / (loss) attributable to ordinary shareholders	47,812	(6,618)	(932)

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Net income / (loss) per Class A and Class B ordinary share:
Basic and diluted	0.15	(0.02)	(0.00)
Shares used in net income / (loss) per Class A and Class B ordinary share computation:
Basic	324,330,913	324,976,237	324,976,237
Diluted	328,081,773	324,976,237	324,976,237
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(36,617)	(26,288)	(3,703)

Comprehensive income / (loss)	13,260	(30,676)	(4,321)

Accretion of redeemable noncontrolling interests	(2,065)	(2,231)	(314)

Comprehensive income / (loss) attributable to ordinary shareholders	11,195	(32,907)	(4,635)

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)

Net cash generated from operating activities	682,118	119,835	16,879

Net cash (used in) / generated from investing activities	(230,500)	186,761	26,305

Net cash used in financing activities	(10,843)	(393,781)	(55,463)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	660	(818)	(115)
Net increase / (decrease) in cash and cash equivalents and restricted cash	441,435	(88,003)	(12,394)

Cash and cash equivalents and restricted cash at the beginning of the period	1,417,515	1,297,708	182,778
Cash and cash equivalents and restricted cash at the end of the period	1,858,950	1,209,705	170,384

Exhibit 99.1

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)
Net income / (loss)	49,877	(4,388)	(618)
Add: share-based compensation expenses (1)	65,907	20,639	2,907

Non-GAAP net income	115,784	16,251	2,289

Net income / (loss) margin	0.8%	(0.1% )	(0.1% )
Add: share-based compensation expenses	1.1%	0.4%	0.4%
Non-GAAP net income margin	1.9%	0.3%	0.3%

Net income / (loss) attributable to ordinary shareholders	47,812	(6,618)	(932)

Add: share-based compensation expenses (1)	65,907	20,639	2,907

Non-GAAP net income attributable to ordinary shareholders	113,719	14,021	1,975

Net income / (loss) per Class A and Class B ordinary share:
Basic and diluted	0.15	(0.02)	(0.00)
Add: share-based compensation expenses	0.20	0.06	0.01
Non-GAAP net income per Class A and Class B ordinary share:

Basic and diluted	0.35	0.04	0.01

(1) Share-based compensation expenses are recognized as follows:

	For the three months ended December 31,
	2022	2023	2023
	RMB	RMB	US$
	(Unaudited)

Fulfillment expenses	11,893	3,551	500
Sales and marketing expenses	3,284	(341)	(48)
Product development expenses	32,258	12,361	1,741
General and administrative expenses	18,472	5,068	714

Total	65,907	20,639	2,907